ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Six Months Ended June 30, 2008

Almaden Minerals Ltd. (“Almaden” or “the Company”) is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploitation.  The Company’s common stock is quoted on the American Stock Exchange under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

This management discussion and analysis of the consolidated operating results and financial condition of the Company for the six months ended June 30, 2008 is prepared as of August 6, 2008 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007 and the unaudited consolidated financial statements for the six months ended June 30, 2008 which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to Almaden is available on its website at www.almadenminerals.com, on the Canadian Securities Administrator’s website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

OVERALL PERFORMANCE

During the six months ended June 30, 2008, Almaden continued to focus on identifying and acquiring mineral exploration projects that the Company could upgrade by way of early stage exploration and then option to other parties for further exploration and development.  Exploration was carried out during the period on several properties to prepare them for possible optioning out.  The Company negotiated a new option agreement on the Tropico project in Mexico and sold its Prospector Mountain property in the Yukon.

Exploration work was also carried out by others on projects already optioned out.  The sections in this document titled “Exploration – Canada”, “Exploration – Mexico” and “Exploration – United States” fully describe the activities in this quarter.

Almaden’s cash position at June 30, 2008 was $13.8 million.  Expenditures during the period were offset by a $250,000 flow-through financing (see “Financial Position and Liquidity”) and the proceeds from the sale of marketable securities.

RESULTS OF OPERATIONS – Second Quarter

For the quarter ended June 30, 2008, the Company recorded a net loss of $887,160 or $0.02 per share (2007 – $117,806 or $0.00 per share).  The increase in net loss was primarily due to lower income on mineral property options during the current quarter and a loss on sale of securities as compared to a gain in the comparative quarter.  General exploration expense and the write-down of interests in mineral properties also increased during the current quarter while the loss on foreign exchange decreased.

Because the Company is an exploration company, it has no revenue from mining operations.  During the quarter ended June 30, 2008, revenue consisted mainly of interest income, profits from induced polarization surveys and drilling programs undertaken on behalf of third parties, and the sale of certain geological data which is included in other income.  During the quarter ended June 30, 2007, revenue consisted mainly of interest income and the recovery of value-added tax in Mexico included in other income.

General and administrative expenses were $270,999 in the second quarter ended June 30, 2008 (2007 - $346,306) and was reduced primarily due to a reduction in office and travel and promotion expense.  Office expense was greater in the comparable quarter due to retaining new personnel.  Travel and promotion decreased in the current quarter although the Company did participate in the World Gold Conference and the Company’s President made presentations to brokers and fund managers in London and Paris. The Company also continued to retain Casey Research for a sponsored profile on the Kitco Casey website.

General exploration expenses were $519,332 in the quarter ended June 30, 2008 (2007 - $363,223).  General exploration expenses also included an amount for a late invoice received in the quarter for a property which was dropped in prior periods.

Significant non-cash items include income on mineral property options, write-down of interests in mineral properties, gain/loss on sale of securities and stock option compensation.  Income on mineral property options consists of equity securities and/or cash payments received pursuant to mineral property option agreements and reflect the excess of market value, in the case of the marketable securities, at the time of receipt over the carrying value of the property. During this quarter, this income is primarily from the sale of the Prospector Mountain property in the Yukon and the optioning of the Yago property in Mexico. Write-down of interests in mineral properties fluctuate period to period based on management’s evaluation of the carrying value of each mineral property interest held at that time. Gain/loss on sale of securities fluctuates due to valuing securities at their fair market value at each period end.  Stock option compensation is directly related to, and fluctuates based on, the number of stock options granted and vested during any period.

SUMMARY OF QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information for each of the Company’s last eight quarters:

	Jun 30 2008	Mar 31 2008	Dec 31 2007	Sep 30 2007	Jun 30 2007	Mar 31 2007	Dec 31 2006	Sep 30 2006
Total revenues	$297,264	$260,683	$136,224	$161,495	$254,247	$200,332	$271,051	$322,518
Net loss	887,160	693,194	302,688	599,652	117,806	28,674	583,927	2,620,044
Net loss per share	0.02	0.01	0.00	0.02	0.00	0.00	0.01	0.06
Income on mineral property Options	89,184	10,465	179,662	1,038,287	345,472	14,275	233,305	196,080
Write-down of interests in mineral properties	219,407	219,148	170,683	361,264	49,411	165,515	665,577	156,615
Stock option compensation	65,000	39,600	115,500	585,000	-	-	-	2,488,900
Working capital	15,876,451	16,567,588	17,415,132	18,845,987	19,840,112	18,435,461	20,242,376	19,897,478
Total assets	27,713,317	27,588,325	27,969,639	28,925,586	28,625,642	28,772,437	28,719,562	28,181,386

Almaden’s exploration expenditures and administrative costs vary with the activities described in this MD&A.  Income on mineral property options and the recording of non-cash stock option compensation expense has caused the net loss to vary significantly between quarters.  The Company also regularly writes down its value of mineral properties and these amounts can also vary significantly with the exploration results.

RESULTS OF OPERATIONS – Year to date

For the six months ended June 30, 2008, the Company recorded a net loss of $1,580,354 or $0.03 per share (2007 – $146,480 or $0.00 per share).  The increase in net loss was primarily due to recognizing a future income tax recovery of $642,600 during the six months ended June 30, 2007 relating to flow-through shares issued during 2006 and renounced in 2007 and a loss on sale of securities during the six months ended June 30, 2008 compared to a gain on sale of securities during the comparable period.

Because the Company is an exploration company, it has no revenue from mining operations.  During the six months ended June 30, 2008, revenue consisted mainly of interest income, profits from induced polarization surveys and drilling programs undertaken on behalf of third parties, and the sale of certain geological data which is included in other income.  During the six months ended June 30, 2007, revenue consisted mainly of interest income and the recovery of value-added tax in Mexico included in other income.  The recovery of value-added tax in Mexico has decreased as the Company has recovered much of prior year’s payments.

General and administrative expenses were $612,516 in the first half of 2008 (2007 - $715,047).  This decrease is primarily due to a reduction in travel and promotion expense although the Company did participate in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference, the Casey Investment Conference in Phoenix and the World Gold Conference. The Company’s President made presentations to brokers and fund managers in London and Paris. The Company also continued to retain Casey Research for a sponsored profile on the Kitco Casey website.

General exploration expenses were $774,072 in the six months ended June 30, 2008 (2007 - $825,552).  The decrease is due to less regional exploration being undertaken in Mexico.  General exploration expenses also included an amount for a late invoice received in the quarter for a property which was dropped in prior periods.

Significant non-cash items are discussed above.

The Company has not in the past and does not presently intend to pay dividends in the foreseeable future, as earnings, if any, would be retained for use in developing and expanding its business.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2008, the Company had working capital of $15,876,451 and cash and cash equivalents of $13,804,487 compared to working capital of $17,415,132 and cash and cash equivalents of $14,548,760 at December 31, 2007. The decrease in working capital and cash and cash equivalents is primarily due to the investment in mineral properties.  In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at June 30, 2008 was $1,492,642 or $1,217,874 above book value as presented in the financial statements.  Also included in working capital is a liability arising from the contingent obligation in the event the Company is unsuccessful in its appeal of assessed additional mineral tax of $379,653 for prior years. On June 22, 2005, a petition was filed on the Company’s behalf in the Supreme Court.  The matter will proceed to British Columbia Supreme Court.  A hearing date is being arranged for the last week of October 2008.  The Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for at least the next year.  The Company has no long-term debt.

Cash used in operations during the quarter ended June 30, 2008 was $136,308 (2007 - $1,576,436) after adjusting for non-cash activities.   Significant non-cash items include income on mineral property options, write-down of interests in mineral properties and gain/loss on sale of securities.

During the current quarter, no funds were received from the issuance of shares compared to $333,849 received during the same period of the prior year from the exercise of stock options.

Cash used for investing activities during the second quarter of 2008 was $546,698 (2007 - $189,423).  Significant items include the sale of equity securities and investments made in mineral properties interests.  Proceeds from the sale of equity securities were $396,211 (2007 - $242,241). The Company disposes of its equity securities when favorable market conditions exist for any of its holdings.   Investments made in mineral properties in the second quarter of 2008 was $825,235 (2007 - $248,984) and included a drill program on the ATW diamond property in the Northwest Territories ($231,384), further evaluation of the Elk gold property in B.C. ($91,805), geochemical and geophysical surveys on the Tuligtic gold property in Mexico ($78,817), the geophysical and geochemical program on the Caldera gold property in Mexico ($48,303) and the staking and exploration of new claims in Nevada and Utah ($221,505).   Investments in mineral properties interests are net of any proceeds received from option agreements and costs recovered.

Cash used in operations in the six months ended June 30, 2008 was $464,552 (2007 - $2,357,065) after adjusting for non-cash activities.   Significant changes in non-cash items include income on mineral property options, write-down of mineral properties, loss on sale of securities and stock option compensation.

During the current six month period, $240,878 was received from the issuance of 100,000 flow through common shares at $2.50 per share pursuant to a private placement less share issue costs and $282,705 was received on the exercise of 338,900 stock options.  $643,355 was received during the same period of the prior year from the exercise of stock options.

Cash used for investing activities during the six months ended June 30, 2008 was $803,304 (2007 - $2,096,561).  Significant items include the sale of equity securities and investments made in mineral properties interests.  Proceeds from the sale of equity securities were $939,618 (2007 - $448,495). The Company disposes of its equity securities when favorable market conditions exist for any of its holdings.   Investments made in mineral properties in the first half of 2008 was $1,711,841 (2007 - $2,474,911) and include a drill program on the ATW diamond property in the Northwest Territories ($328,486), further evaluation of the Elk gold property in B.C. ($219,893), geochemical and geophysical surveys undertaken on the Tuligtic gold property in Mexico ($90,303), a geophysical and geochemical program on the Caldera gold property in Mexico ($174,960), the second installment payment for the Matehaupil concession which the Company will recover from the mineral property deposit required to guarantee payment ($98,806), and the staking and exploration of new claims in Nevada and Utah

($377,616).   Investments in mineral properties interests are net of any proceeds received from option agreements and costs recovered. Attached to this management’s discussion and analysis is a schedule of acquisition and deferred exploration expenditures on the Company’s primary properties during the six months ended June 30, 2008.

 EXPLORATION PROJECTS - CANADA

Elk - The Company had appointed G & T Metallurgical Services Ltd. of Kamloops, BC to carry out ore processing test work on samples from the deposit.  An internal scoping study examining the potential for both open-pit and underground mining, along with on-site mineral processing was completed during October 2007.  The metallurgical study was completed which indicated precious metal recoveries of about 95%.  The Company is considering various options to advance the project.  Expressions of interest in the project have been received from several parties. During the six months ended June 30, 2008, $219,893 was spent on the evaluation of the property.

Ponderosa – This property was staked and is 100% held by the Company. The property is within the Spences Bridge Group volcanic assembly near Merritt, B.C. During 2007, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”) whereby Strongbow could have earned a 60% interest in the property.  Strongbow conducted a first phase drill program on the property. Results have been received and are being evaluated.  During the first quarter of 2008, Strongbow relinquished its option on the property. The Company incurred $6,789 in costs on the property during the six months ended June 30, 2008, primarily on claim maintenance costs, which were written off to operations.

Skoonka Creek - The Skoonka Creek property was staked by the Company and optioned to Strongbow.  During 2006, Strongbow earned a 51% interest in the property. The Company decided not to participate in the 2007 work program and estimates its interest will be diluted to 32%.   Strongbow completed the work program on the property.  Results have been received and are being evaluated.  During the six months ended June 30, 2008, no costs were incurred by the Company on the property.

Nicoamen River - The Nicoamen River property was staked by the Company and is 100% held.  At the end of 2007, the Company entered into an agreement with Zenith Industries Corp. (“Zenith”) whereby Zenith can earn a 60% interest by incurring exploration expenditures of $4,000,000 by December 31, 2012 and issue 1,000,000 shares to the Company by December 31, 2010.  During the first half of 2008, the Company incurred $3,187 in claim maintenance costs on the property which are to be recovered from Zenith.  The Company has no planned 2008 exploration program with all work being conducted by Zenith.

Merit and Brookmere – These properties were staked during 2004 and are 100% held. The properties were optioned to Williams Creek Explorations Ltd. (“Williams Creek”) whereby Williams Creek can earn a 60% interest in either or both of these properties by spending $4 million on exploration and issuing 1,000,000 shares to Almaden in staged payments over six years. The Company has no planned 2008 exploration program with all work being conducted by Williams Creek who are planning a drill program for the Merit property. All costs incurred during the six months ended June 30, 2008 were recovered from Williams Creek.   Subsequent to the quarter end, Williams Creek relinquished its option on the Brookmere property and after reviewing the data, the Company plans to conduct a geochemical soil survey to find the extent of anomalous gold values that remain open to the south.

ATW - The Company has a net 57.7% interest in this diamond property through its ownership of ATW Resources Ltd. which is holding the claims in trust.   During the quarter, the Company completed a till sampling program with encouraging results. A kimberlite indicator mineral (KIM) plume was traced to what is believed to be its source.  Results are still being analyzed which will include electron microprobe analysis of some KIMs.  This should enable targets to be selected for a 2009 winter diamond drill program.  During the six months ended June 30, 2008, the Company incurred $328,486 of costs on the property.

Tarsis Capital Corp. - The Company owns 4,100,000 common shares, representing 33% of the issued and outstanding shares of Tarsis Capital Corp. (“Tarsis”). The shares are subject to Escrow Restrictions as imposed by the TSX Venture Exchange. The shares were acquired during 2007 pursuant to the terms of an agreement under which Tarsis acquired the MOR, Cabin Lake, Caribou Creek, Goz Creek, Tim, Meister River, and Erika properties.  In addition, a 2% net smelter return royalty is payable to the Company with regard to minerals produced, saved and sold from the properties. An additional 500,000 common shares of Tarsis will be issued now that Tarsis has entered into an option agreement with an arm’s length third party whereby that party agreed to expend a minimum of $500,000 to earn its interest and has incurred expenditures of $200,000 within 24 months of the closing date of the agreement.  Tarsis optioned the Tim claims to a third party and the spending required to trigger the share issue was completed.  The shares were received in the subsequent period.  Also during the quarter, the Company sold Tarsis the Prospector Mountain copper silver gold prospect for $30,000, 100,000 common shares and a 2% NSR.

EXPLORATION PROJECTS - MEXICO

Caballo Blanco  - During 2007, Almaden re-acquired a 100% interest in the property subject to a sliding scale NSR. A program consisting of surface geochemical surveys and geological work was carried out, which developed several new drill targets.  The Company entered into an agreement with Canadian Gold Hunter Corp. (“CGH”) whereby CGH can acquire a 70% interest in the property by issuing 1 million shares of CGH to Almaden (received) and making a US$500,000 payment (received), spending US$12.0 million on exploration and funding all costs required for the completion of a bankable feasibility study.  A work program which includes geologic mapping, geochemical and geophysical surveys and drilling started late in 2007 and is continuing in 2008.  All work is being conducted by CGH.  The Company incurred $14,276 of costs on the property during the first six months of 2008 which were not recovered from CGH and written off to operations.  On June 5, 2008, Almaden announced some encouraging drilling results on the Caballo Blanco project.  This news release is available at www.sedar.com.

Yago – During 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”) whereby Spire can acquire a 60% interest in the property by issuing 800,000 shares of Spire to Almaden and spending US$3.5 million on exploration.  Spire conducted topographic surveys, geological mapping and trenching on several veins.  A 3,000 metre drill program was halted by the rainy season.  The shallow holes drilled all intersected quartz veins.  Spire has advised the Company of plans for further drilling this fall.

San Carlos  - During the six months ended June 30, 2008, the Company spent $47,069, primarily on maintaining the claims, which was written off to operations.  The Company is currently conducting geological reconnaissance mapping of a new area of the property prior to seeking a new partner for this project.

Santa Isabela and Matehuapil - In December 2007, the Company entered into an option agreement with Apex Silver Mines Limited (“Apex”) whereby Apex can acquire a 60% interest in the Matehuapil mineral concession by making payments of Mexican peso $3,312,000 by July 10, 2009, being 60% of the purchase payments (Mexican peso $1,324,800 received), and spending US$2.6 million on exploration by December 1, 2013.  The Company has no planned 2008 exploration program with all work being conducted by Apex.  During the first half of 2008, the Company made the second installment payment of $98,806 which it will apply to recover from the mineral property deposit required to guaranty payment for the concession.  Apex has advised that a field crew is currently working on the project.

Viky - The Company optioned this wholly owned project to Apex Silver Mines Limited (“Apex”) whereby Apex has an option to earn a 60% interest by spending US$5.6 million on exploration and making cash payments of US$1.35 million to Almaden over 5 years.  During the six months ended June 30, 2008, the Company received a payment from Apex of $101,149 cash and incurred $5,696 in cost on the property.  Apex started a drill program in February 2008.  No results have yet been received by the Company.

Tuligtic - During the six months ended June 30, 2008, the Company incurred costs of $104,659 on the property including maintenance costs of $14,356 which were written off to operations.  Further geochemical and geophysical surveys have been conducted.  This work has enlarged the copper gold porphyry target and found a new and previously unknown area of anomalous values in several metals.  Geological mapping of these new areas will be conducted in the third quarter.  A new partner is being sought for the project.

Bufa - The Company re-negotiated the option with Lincoln Gold Corporation (“Lincoln”).  The Company has no planned 2008 exploration program with all work being conducted by Lincoln.  Lincoln commenced a drill program in March 2008 and released initial results on June 23, 2008.  The Company issued its own release on July 10, 2008.  These new releases are available at www.sedar.com.

EXPLORATION PROJECTS – UNITED STATES

Nevada and Utah – The Company has been actively prospecting in Nevada and Utah.  This work has resulted in the acquisition of several properties by staking in 2007 and some of these properties were expanded in this period.  Exploration work consisting of alteration mapping, geochemical soil surveys, stream silt surveys and Induced Polarization geophysics were carried out on several of these properties. The Company’s claims over one area in Utah have been relinquished.   During the six months ended June 30, 2008, the Company incurred costs of $107,009 on acquisition and $270,607 on exploration of the properties.

Qualified Person under NI 31-101

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 and the President, Chief Operating Officer and a Director of Almaden, has reviewed the technical information in this Management’s Discussion and Analysis.

ADDITIONAL DISCLOSURES

Disclosure controls and procedures

As at June 30, 2008, an evaluation was carried out under the supervision of and with the participation of the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures.  Based on that evaluation, the officers concluded that as at June 30, 2008, the design and operation of these disclosure controls and procedures are effective at the reasonable assurance level.

Internal controls over financial reporting

The Company’s chief executive officer and chief financial officer have designed, or have caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

There has been no significant change in the Company’s internal control over financial reporting during the six months ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Contractual commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. The Company is also committed to making acquisition payments of U.S.$10,000 in 2008 and 2009 for the Gallo de Oro claim. In April 2007 the Company entered into contracts with its CEO and COO for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 2 years. The Company also entered into an agreement with its CFO and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter. Although the Company does have government requirements in work and/or taxes to maintain claims held, the decision to keep or abandon such claims is not contractual but at its discretion.  All other property option payments on its projects have been assumed by third parties who are earning their interests in the projects. The following table lists the total contractual commitments as at June 30, 2008 for each period.

	2008	2009	2010	2011	Total

Office lease	$24,400	$59,100	$60,100	$5,000	$148,600
Property acquisition Executive employment contracts	$9,900 $140,000	$9,900 $210,000	- -	- -	$19,800 $350,000
Financial services agreement	$20,000	-	-	-	$20,000

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than disclosed above.

Critical accounting estimates

All costs relating to the acquisition, exploration and development of the Company’s mineral properties are capitalized and all income from mineral property options is credited against these costs. Should commercial production commence, these cost will be amortized. When a property is abandoned or when there is indication of impairment, all related costs are charged to operations.

The carrying value of the Company’s property, plant and equipment is compared to estimated net recoverable amounts and should the carrying value exceed its estimated recoverable amount, all amounts related to the impairment are charged to operations.

The Company’s financial assets and liabilities are cash and cash equivalents, accounts receivable and prepaid expenses, marketable securities, inventory, accounts payable and mineral taxes payable. Other than marketable securities (see Changes in accounting principles below), the fair values of its financial instruments are estimated to be their carrying values due to their short-term nature. Cash and cash equivalents includes short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose us to minimal risk.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The Company determines compensation expense using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and expense such to operations over the vesting period.  The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option.  Changes in these input assumptions can significantly affect the fair value estimate.

Changes in accounting policies

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(a)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.

(b)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

(c)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  Under this standard, the Company will be required to disclose the following, based on the information internally, to the Company’s key management personnel:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Convergence with International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IFRS") would be required for Canadian publicly accountable enterprises for years beginning on or after January 1, 2011. The conversion to IFRS will affect interim and annual financial statements relating to years beginning on or after January 1, 2011. The Company is currently evaluating the impact of the adopting IFRS and, in particular, the impact of early adoption of IFRS.

Financial instruments

The fair values of the Company’s cash and cash equivalents, short-term investments and interest receivable, GST and VAT receivable, prepaid expenses and deposits and accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and short-term investments are held in large Canadian financial institutions and government securities.  Short-term investments are composed of financial instruments issued by Canadian banks as well as Canadian governments.  These investments mature at various dates over the current operation period.  The Company does not have any asset-backed commercial paper in its short-term investments.  The Company’s GST and VAT receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The

Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

(e)

 Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company’s input costs are also affected by the price of fuel.  The Company monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

Outstanding share data

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at August 6, 2008, 44,912,038 common shares were outstanding.

During the six months ended June 30, 2008, $240,878 was received pursuant to a private placement net of share issue costs and $282,705 was received from the exercise of stock options.

The following table summarizes information about warrants outstanding at August 6, 2008:

Number of warrants	Expiry date	Exercise price

25,000	March 20, 2010	$3.00

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan. This plan and its terms are detailed in Note 8(c) to the consolidated financial statements.

On March 17, 2008, the Company granted 15,000 options to an employee and 25,000 options to a contractor at an exercise price of $2.35 per share expiring on March 17, 2013.

The following table summarizes information about stock options outstanding at August 6, 2008:

Number of shares	Expiry date	Exercise price

527,791	October 7, 2008	$0.45
25,000	September 7, 2009	$2.23
154,000	December 1, 2009	$0.39
806,000	December 14, 2009	$1.67
240,000	June 17, 2010	$1.79
1,795,000	July 6, 2011	$2.50
500,000	September 10, 2012	$2.32
100,000	November 15, 2012	$2.68
50,000	December 13, 2012	$2.52
40,000	March 17, 2012	$2.35
4,237,791

Related party transactions

A company controlled by the Chief Executive Officer of the Company was paid $70,000 (2007 - $70,000) for technical services and $7,250 (2007 - $23,863) for general and administrative services during the six months ended June 30, 2008.

A company controlled by an officer of the Company was paid $31,000 (2007 - $NIL) for professional services rendered during the six months ended June 30, 2008.

An officer of the Company was paid $24,938 (2007 - $NIL) for technical services rendered during the six months ended June 30, 2008.

A company with a common officer holds 25,000 warrants of the Company

The Company has an investment in a company which has optioned properties from the Company which have one director in common with the Company.

Accounts receivable at June 30, 2008 included $52,479 (2007 - $23,633) owing from related companies.

Proposed transactions

The Company has no proposed transactions at this time.

Trends

Mineral exploration has been cyclical and the industry is currently very active spurred on by high metal prices and the volume of demand based mainly on activity in Asia. In earlier periods, the need for new projects was largely filled with divestment of properties owned and developed by state owned organizations and companies grew through mergers or acquisitions. There are fewer such opportunities remaining; as such there is demand from both junior and larger companies for advanced mineral properties to develop.  At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not permitted.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. These issues tend to restrict the areas where mineral exploration and development of new mines can occur. This should make areas permissive to exploration more attractive. At the same time, there is a shortage of experienced explorationists. With current high metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.

Risks and uncertainties

In the Company’s focus on the acquisition, exploration and development of mineral properties, it is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact its future financial results.

Market Volatility for Marketable Securities

The Company’s marketable securities consist of shares of exploration companies which are historically very volatile.  There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Reserve and mineralization estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore for all have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party. The Company currently has sufficient financial resources to undertake all of its planned exploration programs.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

Almaden’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs have caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal counsel in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties.  This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays.  However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

At August 6, 2008 there were 4,237,791 stock options and 25,000 warrants outstanding. Directors and officers hold 4,017,791 of the options and 220,000 are held by employees and consultants of the Company.

Trading Volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining exploration companies with operations similar to the Company’s. Many of the companies with which it competes have operations and financial strength greater than the Company’s.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

OUTLOOK

The Company’s strong cash position will enable it to continue its exploration efforts in Mexico, the United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Almaden Minerals Ltd.
Schedule of mineral properties
Acquisition and deferred exploration expenditures
For the six months ended June 30, 2008
(unaudited)			Canada					Mexico
	Elk	ATW	Merit	Nicoamen River	Skoonka Creek	Caballo Blanco	Viky	Tuligtic	Fuego	San Carlos	Yago	Caldera	Various Other	Total 2008	Total 2007
	$	$	$	$	$	$	$	$	$	$	$		$	$	$
Mineral properties,
Balance, beginning of period	1,075,694	46,451	7,434	5,296	1	1	113,339	5,166	1	36,201	1	16,253	381,816	1,687,654	2,024,923
Additions												5,895	218,070	223,965	2,427,083
Proceeds from options				-20,000			-95,453				-26,250		-114,167	-255,870	-3,853,077
Recoveries													-1,161	-1,161	-25,484
Writedown of deferred
acquisition costs													-125,264	-125,264	-220,939
Income on mineral properties											26,250		73,186	99,436	1,335,148

Balance, end of period	1,075,694	46,451	7,434	-14,704	1	1	17,886	5,166	1	36,201	1	22,148	432,480	1,628,760	1,687,654

Deferred Exploration Costs
Balance, beginning of year	4,575,173	53,549	38,448	36,968	0	0	1,579	115,856	0	41,519	0	787	297,102	5,160,981	4,380,055

Costs incurred during the period
Drilling		307,760												307,760	410,645
Professional/technical fees	32,701	3,650				17,653	4,651	14,390	8,543	7,322	90	35,495	91,913	216,408	402,523
Claim maintenance/lease cost				3,186			24	14,356	6,198	35,805	6,394	16,990	139,106	222,059	447,320
Geochemical	1,381	17,673				8,605		53,006		82		70,071	214,068	364,886	254,710
Travel and accomodation	19,959					6,124	1,021	11,565	7,916	1,557		34,967	72,092	155,201	211,943
Geology, engineering	163,398							2,475				8,325	2,250	176,448	372,975
Salaries and wages		1,403				1,176		7,253		2,303		3,710	15,723	31,568	122,830
Supplies & misc.						9,191		1,614				10,873	10,630	32,308	52,239
Geophysical												11,520		11,520	63,827
Helicopter															56,881
Reclamation, environmental	2,454													2,454	145,895
Proceeds from options			-24,000				-5,696						-20,733	-50,429	-253,722
Recoveries		-2,000		-3,186		-14,276					-6,697		-5,413	-31,572	-1,059,024
Write-down of deferred
exploration costs								-14,356	-22,657	-47,069		-16,991	-212,218	-313,291	-525,934
Income on mineral properties											213			213	77,819
	219,893	328,486	-24,000	0	0	28,473	0	90,303	0	0	0	174,960	307,418	1,125,533	780,926

Balance, end of period	4,795,066	382,035	14,448	36,968	0	28,473	1,579	206,159	0	41,519	0	175,747	604,520	6,286,514	5,160,981

Total	5,870,760	428,486	21,882	22,264	1	28,474	19,465	211,325	1	77,720	1	197,895	1,037,000	7,915,274	6,848,635